Exhibit 99.1

ORIGIN AGRITECH, DUPONT PIONEER

SIGN DEFINITIVE AGREEMENT

Origin Gains Access to non-GM Corn Seed Products

for the U.S. from DuPont Pioneer

DES MOINES, Iowa, Jan. 3, 2017—Origin Agritech Ltd. (Nasdaq: SEED)(‘the Company” or “Origin”), an agricultural biotechnology trait and seed provider, recently signed a definitive agreement with DuPont Pioneer, the advanced seed and genetics business of DuPont (NYSE: DD). Under the terms of the agreement, Origin will gain access to non-GM corn seed products from DuPont Pioneer. Origin anticipates having commercial seed products available for sale in the U.S. market for spring 2017 planting. Additional terms and financial details of the agreement were not disclosed.

“This agreement with DuPont Pioneer is a critical first step toward launching Origin’s North America strategic Pillar III, focused on serving the non-GM/Organic markets,” said Bill Niebur, Origin CEO. “We look forward to offering these products to U.S. farmers through a novel, digitally-enabled route to market while building a platform from which Origin can continue to grow.”

This is Origin’s second business agreement with DuPont. The companies announced in April a commercial agreement to jointly develop new seed technologies in China for Chinese farmers.

“We are pleased with the opportunity to continue to do business with Origin,” said Bart Baudler, Commercial Unit Lead, PROaccess. “Through this agreement, Origin is strengthening its ability to diversify its genetic and product choices for farmers.”

Origin recently released advances in its Pillar I and II growth platforms. Today’s announcement supports progress in the launch of its Pillar III; North America non-GM/Organic growth platform.

“Today’s announcement helps advance our business model of creating value by connecting growers and end users—while providing services along the value chain,” said Christine Bobst, Origin North America Business Director. “We are looking forward to serving the non-GM/Organic markets in new and different ways as we pursue a full slate of agricultural products, technology and service offerings.”

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Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

DuPont Pioneer is the world’s leading developer and supplier of advanced plant genetics, providing high-quality seeds to farmers in more than 90 countries. Pioneer provides agronomic support and services to help increase farmer productivity and profitability and strives to develop sustainable agricultural systems for people everywhere. Science with Service Delivering Success®.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "target," similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Forward-looking statements are not guarantees of future performance and are based on certain assumptions and expectations of future events which may not be realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those projected in any such forward-looking statements are: fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting products based on biotechnology and, in general, for products for the agriculture industry; outcome of significant litigation and environmental matters, including realization of associated indemnification assets, if any; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could affect demand as well as availability of products for the agriculture industry; ability to protect and enforce the company's intellectual property rights; and successful integration of acquired businesses and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Media Contact: Jeff Patch

Office: (515) 226-0818

Email: jpatch@thinkwixted.com

Investor Contact: Bill Zima

Phone: (203) 682-8233

Email: bill.zima@icrinc.com